

January 28, 2022

Peter Crage
Executive Vice President, Chief Financial Officer and Treasurer
TravelCenters of America Inc.
24601 Center Ridge Road
Westlake, OH 44145

> **Re: TravelCenters of America Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Filed February 26, 2021**
> **Item 2.02 Form 8-K filed November 1, 2021**
> **Response dated January 10, 2022**
> **File No. 0001-33274**

Dear Mr. Crage:

We have reviewed your January 10, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 8, 2021 letter.

Item 2.02 Form 8-K filed November 1, 2021

Exhibit 99.1
Reconciliation of Non-GAAP Financial Measures
Calculation of EBITDA, Adjusted EBITDA, and Adjusted EBITDAR
Calculation of Adjusted EBITDAR Margin, page 8

1. We have reviewed your response to comment 1. You consider adjusted EBITDAR and adjusted EBITDAR margin to be valuation measures. However, you present and discuss these measures on a comparative basis (current period to prior period), as if they are performance measures. Please revise your disclosure to present adjusted EBITDAR and adjusted EBITDAR margin for the most recent valuation period only with no comparison

to prior periods. Also, revise your calculation of adjusted EBITDAR margin to use fuel revenues, rather than fuel gross margin, in the denominator or remove your presentation of adjusted EBITDAR margin entirely. Finally, present and discuss net income (loss) margin whenever adjusted EBITDAR margin is presented and discussed. Please refer to Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations and Item 10(e)(1)(i)(A) of Regulation S-K.

 You may contact Angela Lumley at 202-551-3398 or Rufus Decker at 202-551-3769 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services